Via Facsimile and U.S. Mail
Mail Stop 6010



February 14, 2006

Paula C. Wurts
Controller and
Chief Financial Officer
PHC, Inc.
200 Lake Street, Suite 102
Peabody, MA 09160

      Re:	PHC, Inc.
		Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 28, 2005
		File No. 000-22916

Dear Ms. Wurts:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1:  Description of Business, page 2
1. We believe your disclosures regarding revenues could be improved.
Please provide us the following information in a disclosure-type format:
a. Whether your billing system generates contractual adjustments based on fee schedules of the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b. Your policy for collecting co-payments.
c. Your day`s sales outstanding for each period presented. Discuss the reasons for significant changes from the prior period.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, pages 19-20
2. We believe that your disclosures as it relates to contractual adjustments and receivables could be improved. Please provide us the following information in disclosure-type format:
* For each period presented, the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for fiscal 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in fiscal 2004 and the amount of the new estimate or settlement amount that was recorded during fiscal 2005.
* Quantify the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.
* Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.
* If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate and provide the historical percentage of amounts that get reclassified into self-pay.

Contractual Obligations, page 26
3. Please tell us why it appears scheduled interest payments on long-term debt are excluded from the table even though interest expense would appear to be payable under the contractual terms of the long-term debt.


Item 7A.  Quantitative and Qualitative Disclosures About Market
Risk,
page 28
4. It appears that quantitative disclosures on your interest rate risk are required using one of the three disclosure alternatives in
Rule 305(a) of Regulation S-K. Please provide this information in a disclosure-type format or tell us why these disclosures were omitted.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Operations, F-4
5. Please tell us your revenue recognition policy for pharmaceutical study revenue, the nature of billable units of service provided, and how the billable units of service are measured under the terms of your agreements. Demonstrate for us how your policy complies with GAAP.

Notes to Consolidated Financial Statements

Note A - The Company and Summary of Significant Accounting
Policies,
page F-8

Goodwill and other intangible assets, page F-11
6. Please explain to us why the straight-line method of amortization for the customer relationships acquired reflects the pattern in which the economic benefits of the intangible asset is consumed. Tell us why an accelerated method of amortization does not result in an appropriate and systematic allocation of the intangible`s cost to the periods benefited.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Paula C. Wurts
PHC, Inc.
February 14, 2006
Page 4